SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 20 May 2011

Name of applicant:		Prudential plc

Name of scheme:		Prudential International Savings-Related Share Option Scheme

Period of return:	From:	1 October 2010	To: 30 April 2011

Balance of unallotted securities under scheme(s) from previous return:		88,899 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		26,179 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		62,720 ordinary shares of 5p each

Name of contact:		Jennie Webb

Telephone number of contact:		020 7548 2027

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 20 May 2011

Name of applicant:		Prudential plc

Name of scheme:		Prudential Group Performance Share Plan and Prudential Business Unit Performance Plan

Period of return:	From:	1 October 2010	To: 30 April 2011

Balance of unallotted securities under scheme(s) from previous return:		28,346 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,915,989 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,915,989 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		28,346 ordinary shares of 5p each

Name of contact:		Jennie Webb

Telephone number of contact:		020 7548 2027